

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2012

<u>Via e-mail</u>
Mr. Parashar Patel
Chief Executive Officer
UAN Power Corp.
1021 Hill Street, Suite 200
Three Rivers, Michigan 49093

      RE: **UAN Power Corp.**
               Form 8-K
               Filed January 24, 2012
               File No. 0-54334

Dear Mr. Patel:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ William H. Demarest IV

               William H. Demarest IV
               Accountant